UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 10)1

Cano Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

13781Y103

(CUSIP Number)

ELLIOT COOPERSTONE

ITC RUMBA, LLC

One Vanderbilt Ave, Suite 2400

New York, NY 10017

(646) 930-1531

CHRISTIAN WILSON, ESQ.

AUDREY S. LEIGH, ESQ.

GOODWIN PROCTER LLP

620 Eighth Avenue

New York, New York 10019

(212) 813-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS ITC Rumba, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,597,809(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,597,809(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,597,809(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6%(2)
14	TYPE OF REPORTING PERSON OO

1.

Represents 1,597,809 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”) of Cano Health, Inc. (the “Issuer”) that are convertible into shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of the Issuer on a one-for-one basis at any time at the option of the holder, after giving effect to the 1-for-100 reverse stock split of the Issuer, effective November 3, 2023 (the “Reverse Stock Split”). The shares of Class B Common Stock of the Issuer are held directly by ITC Rumba, LLC. Elliot Cooperstone (included below) is the Founder and Managing Partner of ITC Rumba, LLC. Therefore, Mr. Cooperstone may be deemed the beneficial owner of the shares held by ITC Rumba, LLC with voting and dispositive control over such securities.

2.

The percentage reported in Item 13 is based on (i) 2,887,608 shares of Class A Common Stock of the Issuer outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2023, and (ii) 1,597,809 shares of Class B Common Stock of the Issuer held by ITC Rumba, LLC, which are convertible into shares of Class A Common Stock of the Issuer on a one-for-one basis at any time at the option of the holder.

1	NAME OF REPORTING PERSONS Elliot Cooperstone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148
	8	SHARED VOTING POWER 1,597,809(1)
	9	SOLE DISPOSITIVE POWER 148
	10	SHARED DISPOSITIVE POWER 1,597,809(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,597,957(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6%(2)
14	TYPE OF REPORTING PERSON IN

1.

Represents 1,597,809 shares of Class B Common Stock of the Issuer that are convertible into shares of Class A Common Stock of the Issuer on a one-for-one basis at any time at the option of the holder, after giving effect to the Reverse Stock Split. The shares of Class B Common Stock of the Issuer are held directly by ITC Rumba, LLC. Elliot Cooperstone is the managing partner of ITC Rumba, LLC. Consequently, Mr. Cooperstone may be deemed the beneficial owner of the shares held by ITC Rumba, LLC with voting and dispositive control over such securities.

2.

The percentage reported in Item 13 is based on (i) 2,887,608 shares of Class A Common Stock of the Issuer outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023, and (ii) 1,597,809 shares of Class B Common Stock of the Issuer held by ITC Rumba, LLC, which are convertible into shares of Class A Common Stock of the Issuer on a one-for-one basis at any time at the option of the holder.

Explanatory Note

This Amendment No. 10 (“Amendment No. 10”) amends and restates in its entirety Amendment No. 9 to the Schedule 13D filed with the SEC on November 7, 2023 to correct the number of shares of Class A Common Stock and Class B Common Stock of the Issuer beneficially owned by the Reporting Persons. This Amendment No. 10 further amends and supplements the initial statement on Schedule 13D originally filed with the SEC on April 4, 2023, as amended (the “Schedule 13D”), as specifically set forth herein. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This Schedule 13D relates to the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of Cano Health, Inc., a Delaware corporation (the “Issuer”). Common limited liability company units of Primary Care (ITC) Intermediate Holdings, LLC (“PCIH Common Units”), together with an equal number of shares of Class B Common Stock, are exchangeable for shares of Class A Common Stock on a one-for-one basis. The address of the principal executive offices of the Issuer is 9725 NW 117th Avenue, Miami, Florida 33178.

Item 2.	Identity and Background.

Item 2(a) is hereby amended to add the following:

On November 7, 2023, the Reporting Persons and other parties to the Joint Filing and Solicitation Agreement entered into that certain Termination of Joint Filing and Solicitation Agreement (the “JFSA Termination Agreement”), which terminated the Joint Filing and Solicitation Agreement pursuant to its terms, effective immediately. Accordingly, the Reporting Persons are no longer members of a group for purposes of Section 13(d).

Item 3.	Source of Funds.

Item 3 is hereby amended to add the following:

The Class B Common Stock was issued to Primary Care (ITC) Holdings, LLC as consideration in connection with the Business Combination (as described below). ITC Rumba, LLC was a member of Primary Care (ITC) Holdings, LLC.

On June 3, 2021 (the “Closing Date”), Jaws Acquisition Corp., a Cayman Islands exempted company and our predecessor company (“Jaws”), consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of November 11, 2020 (as amended, the “Business Combination Agreement”) by and among Jaws Acquisition Corp. (“Jaws”), Jaws Merger Sub, LLC (“Merger Sub”), Primary Care (ITC) Intermediate Holdings, LLC (“PCIH”) and PCIH’s sole member, Primary Care (ITC) Holdings, LLC.

Pursuant to the Business Combination Agreement, on the Closing Date, Jaws changed its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which Jaws changed its name to “Cano Health, Inc.” Following the Domestication of Jaws to the State of Delaware, Jaws acquired certain equity interests of PCIH from Primary Care (ITC) Holdings, LLC, its sole member, by way of its wholly-owned subsidiary, Merger Sub, merging with and into PCIH, and becoming a direct subsidiary of the Issuer as a result thereof (the “Business Combination”). Of the 306,843,662 shares of Class B Common Stock that were issued as consideration in connection with the Business Combination, 159,780,988 shares (or 1,597,809 shares after taking into account the Reverse Stock Split) of Class B Common Stock were distributed by Primary Care (ITC) Holdings, LLC to ITC Rumba, LLC on June 7, 2021.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

While the Former Directors Group continue to be vehemently opposed to the members of the board of directors of the Issuer continuing in their present roles in light of, among other things, their failure to promptly address the issues raised by the Former Directors Group and the resulting massive destruction of shareholder value, the Former Directors Group have decided to disband the group at this time. The Former Directors Group were able to achieve some of its principal objectives, including that Dr. Marlow Hernandez is no longer serving on the Board and the Issuer has designated Mark Kent as its permanent Chief Executive Officer. The members of the Former Directors Group intend to continue to work independently to drive value at the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percent of class was calculated based on 2,887,608 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023, 148 shares of Class A Common Stock held by Mr. Cooperstone, and 1,597,809 shares of Class B Common Stock held by ITC Rumba, LLC, after giving effect to the 1-for-100 reverse stock split of the Issuer, effective November 3, 2023. Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time at the option of the holder.

(c) The Reporting Persons have not effected any transactions related to the shares of Class A Common Stock during the past 60 days.

(d) Except as described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock of the Issuer reported by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 7, 2023, the Joint Filing and Solicitation Agreement was terminated, effective immediately, pursuant to the terms of the JFSA Termination Agreement.

A copy of the JFSA Termination Agreement is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	JFSA Termination Agreement, dated November 7, 2023.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2023

ITC Rumba, LLC

By:	/s/ Elliot Cooperstone
	Name:	Elliot Cooperstone
	Title:	Managing Partner

/s/ Elliot Cooperstone
Elliot Cooperstone